[redacted]

CM

SEC
Mail Processing
Section
MAR 1 - 2013
Washington DC
400

SECURI' 13012224 ON

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53256

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2012 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Desjardins Securities International inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1170 Peel Street suite 300
(No. and Street)

Montreal, Quebec Canada H3B 0A9
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PriceWaterhouse Coopers LLP
(Name – *if individual, state last, first, middle name*)

1250 René Levesque Street suite 200 Montreal, Quebec H3B 2G4
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☒ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CM
3/12/13

OATH OR AFFIRMATION

I, Antonio Lombardi, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Desjardins Securities International inc, as of February 27th, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Sworn to before me this February 27th, 2013

[Signature]
Signature

CCO
Title

[Signature]
Notary Public

GENEVIÈVE MORIN
160-143
COMMISSAIRE À L'ASSERMENTATION POUR LES DISTRICTS JUDICIAIRES DE LONGUEUIL ET DE MONTRÉAL

Commission expires March 27th, 2015

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page. ✓
- ☐ (b) Statement of Financial Condition. ✓
- ☐ (c) Statement of Income (Loss). ✓
- ☐ (d) Statement of Changes in Financial Condition. ✓
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital. ✓
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

Ministère
de la Justice
Québec

MINISTÈRE DE LA JUSTICE
QUÉBEC

COMMISSION

NUMÉRO 160148

Vu les articles 214 à 223 de la Loi sur les tribunaux judiciaires (L.R.Q,. c.T-16), le ministre de la Justice nomme, pour une période s'échelonnant du **25 mars 2012** **au** **24 mars 2015**, pour faire prêter serment dans tous les cas où les lois du Québec le prévoient et, en particulier, le recevoir lorsqu'un juge de paix peut le faire,

GENEVIÈVE MORIN

COMMISSAIRE À L'ASSERMENTATION

POUR LE QUÉBEC ET POUR L'EXTÉRIEUR DU QUÉBEC

Montréal, le 6 mars 2012

Le ministre de la Justice,

p.p. Joanne Chartrand

(Signé)

Desjardins
Securities International

Desjardins Securities International Inc.

Financial Statements

Decembre 31, 2012

(in US dollars)

Table of contents

pwc

February 18, 2013

Independent Auditor's Report

To the Shareholder of
Desjardins Securities International Inc.

We have audited the accompanying financial statements of Desjardins Securities International Inc. (the "company"), which comprise the balance sheet as at December 31, 2012, and the related statements of profit and comprehensive income, changes in shareholder's equity and cash flows for the year then ended.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility
Our responsibility is to express an opinion on the financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

PricewaterhouseCoopers LLP/s.r.l./s.e.n.c.r.l.
1250 René-Lévesque Boulevard West, Suite 2800, Montréal, Quebec, Canada H3B 2G4
T: +1 514 205 5000, F: +1 514 876 1502, www.pwc.com/ca

Opinion
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Desjardins Securities International Inc. as at December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

PricewaterhouseCoopers LLP[1]

[1] CPA auditor, CA, public accountancy permit No. A127593

DESJARDINS SECURITIES INTERNATIONAL INC.

Balance sheets
As at December 31
(in US dollars)

			2012		2011
ASSET					
Cash and cash equivalents		$	5,883,749	$	3,926,678
Amounts receivable					
From brokers and financial institutions			1,531,763		2,861,942
Deposits			100,000		100,000
Income tax receivable			246,158		-
Others			78,111		431,405
			7,839,781		7,320,025
Deferred tax asset	Note 3		747		836
		$	7,840,528	$	7,320,861
LIABILITIES					
Amounts payable					
To parent company, without interest or reimbursement terms		$	2,082,416	$	1,699,373
To brokers and financial institutions			251,657		131,432
Income tax payable			-		141,715
Others			13,016		4,762
			2,347,089		1,977,282
SHAREHOLDER'S EQUITY	Note 4		5,493,439		5,343,579
		$	7,840,528	$	7,320,861

The accompanying notes are an integral part of the financial statements.

On behalf of the Board

...., Financial Officer
Antonio Lombardi

...., Director
Sylvain Thériault

DESJARDINS SECURITIES INTERNATIONAL INC.

Statement of profit and comprehensive income
for the years ended December 31
(in US dollars)

			2012		2011
Revenue					
Commissions		$	1,517,631	$	2,836,348
Investment income			84,903		(107,737)
Net interest expense			(3,390)		(22,403)
Other			227,011		335,821
			1,826,155		3,042,029
Operations and administration					
Management fees			1,144,523		861,039
Other operating and administrative expenses			474,193		1,083,709
			1,618,716		1,944,748
Profit before income taxes			207,439		1,097,281
Income tax expense	Note 3		57,579		313,834
Profit and comprehensive income		$	149,860	$	783,448

The accompanying notes are an integral part of the financial statements.

DESJARDINS SECURITIES INTERNATIONAL INC.

Statement of changes in shareholder's equity
for the years ended December 31
(in US dollars)

		Share capital		Retained earnings		Total
Balance as at December 31, 2010	$	3,214,763	$	1,345,368	$	4,560,131
Comprehensive income		-		783,448		783,448
Balance as at December 31, 2011	$	3,214,763	$	2,128,816	$	5,343,579
Comprehensive income		**-**		**149,860**		**149,860**
Balance as at December 31, 2012	**$**	**3,214,763**	**$**	**2,278,676**	**$**	**5,493,439**

The accompanying notes are an integral part of the financial statements.

DESJARDINS SECURITIES INTERNATIONAL INC.

Statement of cash flows
for the years ended December 31
(in US dollars)

			2012	2011
Operating activities				
Net income		$	**149,860** $	783,448
Non-cash items	**Note 6**		**89**	111
Net changes in operating assets and liabilities	**Note 6**		**1,424,079**	(1,095,268)
			1,574,028	311,709
Financing activities				
Change in amounts payable to parent company			**383,043**	1,773,444
			383,043	1,773,444
Increase (decrease) in cash and cash equivalents during the years			**1,957,071**	1,461,735
Cash and cash equivalents, beginning of year			**3,926,678**	2,464,943
Cash and cash equivalents, end of year		$	**5,883,749** $	3,926,678

The accompanying notes are an integral part of the financial statements.

1. Description of business

The Company, incorporated on January 24, 2001 under the Canada Business Corporations Act, operates a full-service securities brokerage business.

The Company is a member of the Financial Industry Regulatory Authority (FINRA) and is registered as a broker-dealer with the US Securities and Exchange Commission.

2. Significant accounting policies

a) Use of estimates

The preparation of financial statements in accordance with US generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

b) Transactions

Transactions and related revenues and expenses are recorded on a trade date basis.

c) Financial instruments

Financial assets are classified in one of the following categories: "held for trading", "designated at fair value through income" or "loans and receivables". Financial liabilities are classified in the category "held for trading" or in the category "others".

Financial assets and liabilities held for trading and designated at fair value through income are carried at fair value in the balance sheet. Changes in the fair value of held for trading assets and liabilities are recognized in earnings in the period they occur while changes in available for sale assets are recognized in other comprehensive income until they are derecognized. Loans and receivables and financial liabilities in the others category are carried at amortized cost under the effective interest rate method.

Trading securities

Trading securities are classified as held for trading. Fair value is determined based on market prices for traded securities. The valuation of over-the-counter fixed income securities is subject to, among others, security liquidity, the width of the bid/ask spread and the relative range of market price adjustments and current return. Change in fair value is recognized in earnings in the period it occurs.

Fair value

The fair value of a financial instrument on initial recognition corresponds to the transaction price, i.e. the fair value of the consideration given or received between companies in a competitive market.

Subsequent to initial recognition, the fair values of financial instruments quoted on an active market are based on bid prices for financial assets and on ask prices for financial liabilities.

Offsetting of financial assets and liabilities

Financial assets and liabilities are offset when there is a legally enforceable right to set off the recognized amounts and when the Company intends to settle on a net basis or to realize the asset and settle the liability simultaneously.

(in US dollars)

d) Cash and cash equivalents

Cash and cash equivalents are comprised of cash, and money market investments.

e) Foreign currency translation

The Company's monetary assets and liabilities denominated in foreign currencies are translated into US dollars at the year-end exchange rate. The Company's revenue and expenses denominated in foreign currencies are translated at the exchange rate in effect at the transaction dates. Translation gains and losses are included in earnings.

f) Income taxes

The Company uses the tax liability method to account for income taxes. Under this method, deferred tax assets or liabilities are determined for all temporary differences between the financial reporting and tax bases of assets and liabilities and measured using substantively enacted income tax rates expected to apply in the years in which the assets are expected to be realized or the liabilities settled. Income tax assets are recognized when it is more likely than not that they will be realized.

3. Income taxes

a) Income tax expense

		2012		2011
Current	$	57,490	$	313,722
Deferred		90		111
	$	57,579	$	313,834

Earnings are subject to Canadian income taxes. The effective tax rate on earnings varies from year to year according to the changes in the combined statutory income tax rate. The provision for income taxes in the statement of earnings differs from the amount that would have been arrived at by applying the Canadian statutory tax rate as a result of the following:

		2012		2011
Income taxes at the Canadian combined statutory rate of 26.90% (28.4% in 2011)	$	55,801	$	311,396
Changes in income taxes resulting for the following				
Non-deductible expenses and other		1,778		1,337
Previous year adjustment				1,101
	$	57,579	$	313,834

b) Deferred tax asset

The net deferred tax asset includes the following:

		2012		2011
Fixed assets	$	747	$	836

(in US dollars)

4. Shareholder's equity

a) Authorized share capital

- An unlimited number of voting and participating Class A shares, without par value.
- An unlimited number of non-voting, participating Class B shares, convertible to Class D shares, without par value.
- An unlimited number of voting, non-participating Class C shares, without par value.
- An unlimited number of non-voting, non-participating Class D shares, non-cumulative dividend of 1% per month, without par value.
- An unlimited number of non-voting, non-participating Class E shares, non-cumulative dividend of 1% per month, without par value.
- An unlimited number of non-voting, non-participating Class F shares, non-cumulative dividend of 8% per year, without par value.
- An unlimited number of non-voting, non-participating Class G shares, non-cumulative dividend of 8% per year, without par value.

b) Share capital issued

		2012		2011
4,075,000 Class A common shares	**$**	**3,214,763**	$	3,214,763

c) Capital management

Common shareholder's equity consists of common shares and retained earnings. Capital management contributes to the Company's profitability as regulatory capital is allocated to key activities for which precise profitability objectives and criteria have been established, which include an allocation process for capital margin limits, oversight and appropriate reporting in the form of liquidity, capital and profitability tests as per the regulation in force. The Company strives to maintain an optimal level of capital to support its activities while generating an attractive and competitive return for its shareholder, in relation to industry standards and the Company's risk profile.

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15 c3 - 1, which requires the maintenance of minimum net capital equal to the greater of $100,000 or 6 2/3% of aggregate indebtedness, both as defined by the Rule. The ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. As at December 31, 2012, the Company had net capital of $3,567,456 which exceeds the required net capital of $139 695 by $3,427,760.

5. Related party transactions

Desjardins Securities International Inc. is a wholly owned subsidiary of Desjardins Securities Inc., which is an entity of the Mouvement des caisses Desjardins du Québec. The Company has concluded transactions with parent company and other entities included in the Mouvement des caisses Desjardins.

These transactions were conducted in the normal course of business and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

(in US dollars)

The transactions and balances with these entities are the following:

		2012		2011
Management fees (parent company)	$	1,144,523	$	861,039
Cash		332,373		902,285
Amounts payable to parent company		(2,082,416)		(1,699,373)

6. Supplementary information

		2012		2011
Non-cash items				
Deferred tax	$	89	$	111
Net changes in operating assets and liabilities				
Amounts receivable from brokers and financial institutions	$	1,450,404	$	(792,711)
Other amounts receivable		353,294		(383,032)
Other amounts payable		8,254		1,520
Income taxes		(387,873)		78,955
		1,424,079		(1,095,268)
Interest paid	$	5,895	$	2,111
Income taxes paid		142,218		66,317

7. Financial risk management

In the normal course of business, the Company purchases and sells, for itself and for its clients, a variety of financial instruments to earn commission revenue. Each agreement or contract exposes the Company to varying degrees of liquidity, credit and market risk.

a) Liquidity risk

Liquidity risk is related to the difficulty of quickly converting the Company's assets into cash in order to efficiently fulfill its financial obligations, particularly in order to fulfill the offsetting requirement and clients' requests for funds.

The following table presents financial liabilities by residual contractual maturity:

	2012				
	Payable on demand	Less than 1 year	1 to 5 years	5 years and more	Total
Advance from parent company	$ 2,082,416	$ -	$ -	$ -	$ 2,082,416
Amounts payable	13,016	-	-	-	13,016

	2011				
	Payable on demand	Less than 1 year	1 to 5 years	5 years and more	Total
Advance from parent company	$ 1,699,373	$ -	$ -	$ -	$ 1,699,373
Amounts payable	4,762	-	-	-	4,762

b) Credit risk

Credit risk principally relates to the failure by a client to honour its contractual obligations or to an unfavourable market fluctuation that would prevent the Company from realizing its guarantees in full. This risk is managed in accordance with the credit policies established by management. Most of these transactions are standardized contracts executed in recognized markets and subject to daily settlement of the various margins.

Credit risk concentration arises when the Company holds securities from a same issuer (or group of issuers). As at December 31, 2012 and 2011, the Company had no significant concentration.

c) Market risk

Market risk relates to the risk of variations in the fair value of financial instruments due to fluctuations in the parameters associated with that value, including interest rates, currencies, credit spreads and volatility.

As at December 31, 2012 and 2011, the Company is not significantly exposed to market risk given its holdings.

February 18, 2013

Independent Auditor's Report on Supplementary Information

To the Shareholder of
Desjardins Securities International Inc.

We have audited the financial statements of Desjardins Securities International Inc. as of December 31, 2012 and for the year then ended and our report thereon appears in this document. That audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The computation of net capital pursuant to Rule 15c3-1 of the U.S. Securities and Exchange Commission is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. The information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves and other additional procedures, in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The computation of net capital pursuant to Rule 15c3-1 of the U.S. Securities and Exchange Commission is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. The information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves and other additional procedures, in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

PricewaterhouseCoopers LLP[1]

[1] CPA auditor, CA, public accountancy permit No. A127593

PricewaterhouseCoopers LLP/s.r.l./s.e.n.c.r.l.
1250 René-Lévesque Boulevard West, Suite 2800, Montréal, Quebec, Canada H3B 2G4
T: +1 514 205 5000, F: +1 514 876 1502, www.pwc.com/ca

(in US dollars)

8. Schedule of computation of net capital

The differences between the audited Computation of Net Capital included in this report and the corresponding schedule included in the Company's unaudited December 31, 2012 Part IIA Focus filing are due to year end adjustments to the exchange rate used to convert share capital, to the income tax calculations, and reversal to revenue.

	2012	2011
Total shareholders' equity	**$ 5,493,439**	$ 5,343,579
Deduct non-allowable assets		
Cash deposit with parent company	**186,496**	742,903
Receivable from parent company		
Due from brokers and financial institutions	**1,194,473**	2,651,603
Other receivables	**324,269**	431,405
Deferred tax asset	**747**	836
	1,705,985	3,826,747
Other deductions – Insurance deductible margin on securities position and foreign exchange margin	**219,998**	327,288
Net capital	**3,567,456**	1,189,544
Computation of aggregate indebtedness to net capital requirement		
Required minimum net capital: the greater of		
$100,000 or		
6-2/3% of aggregate indebtedness $2,095,432 ($139,695 in 2012)	**139,695**	122,515
Excess net capital	**$ 3,427,760**	$ 1,067,029
Ratio: Aggregate indebtedness to net capital	**0.6113 to 1**	1.5449 to 1

The Company is exempt from the reserve requirements of Rule 15c3-3 of the Security and Exchange Act under paragraph (k) (2) (ii) of that Rule.

pwc

SEC
Mail Processing
Section

MAR 1 - 2013

Washington DC
400

February 18, 2013

To the Shareholders of Desjardins Securities International Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2012, which were agreed to by Desjardins Securities International Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Desjardins Securities International Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7). Desjardins Securities International Inc.'s management is responsible for Desjardins Securities International Inc.'s compliance with those requirements.

This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries (Online payment or check) noting no differences.

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2012 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers (Quarterly Form X-17A-5 submitted to the Financial Industry Regulatory Authority for each of the quarters ended March 31, June 30, September 30 and December 31, 2012) noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 noting no differences.

pwc

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

Chartered Professional Accountants

pwc

SEC
Mail Processing
Section

MAR 1 - 2013

Washington DC
400

February 18, 2013

Desjardins Securities International Inc.
1170, Peel Street
Suite 300
Montréal, Quebec H3B 0A9

In planning and performing our audit of the financial statements and supplemental schedule of Desjardins Securities International Inc. for the year ended December 31, 2012 (on which we issued our report dated February 6, 2013 we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal controls of Desjardins Securities International Inc.

Also, as required by rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures followed by Desjardins Securities International Inc. (including tests of compliance with such practices and procedures) that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by Desjardins Securities International Inc. in making quarterly securities examinations, counts, verifications and comparisons, and the recording of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System because Desjardins Securities International Inc. does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of Desjardins Securities International Inc. is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "SEC") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which Desjardins Securities International Inc. has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

PricewaterhouseCoopers LLP/s.r.l./s.e.n.c.r.l.
1250 René-Lévesque Boulevard West, Suite 2800, Montréal, Quebec, Canada H3B 2G4
T: +1 514 205 5000, F: +1 514 876 1502, www.pwc.com/ca

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and may not be detected. Also, projections of any evaluation of the internal controls or such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of Desjardins Securities International Inc.'s internal control would not necessarily disclose all matters in Desjardins Securities International Inc.'s internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving Desjardins Securities International Inc.'s internal control and its operations (including control activities for safeguarding securities) that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that Desjardins Securities International Inc.'s practices and procedures were adequate as at December 31, 2012 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, the management, the SEC, the National Association of Securities Dealers Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

Chartered Professional Accountants